UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-35755

BIT BROTHER LIMITED

(Translation of registrant’s name into English)

15/F, Block A, Kineer Business Centre

53 Binjiang Road, Yuelu District

Changsha, Hunan Province, China 410023

Tel: +86-0731-82290658

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Registered Direct Offering

On July 14, 2023, Bit Brother Limited (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 200,000,000 of its Class A ordinary shares (“Ordinary Shares”) in a registered direct offering (the “Offering”), for gross proceeds of approximately $50 million. The purchase price for each Ordinary Share is $0.25.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares, or ordinary share equivalents for thirty (30) calendar days following the closing of the Offering subject to certain exceptions.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on July 21, 2023.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by such document.

On July 14, 2023, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s British Virgin Islands counsel Harney Westwood & Riegels LP is attached hereto as Exhibit 5.1.

Exhibits

Exhibit No.	Description
5.1	Legal Opinion of Harney Westwood & Riegels LP
99.1	Form of the Purchase Agreement
99.2	Press Release dated July 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2023

BIT BROTHER LIMITED

By:	/s/ Xianlong Wu
Name:	Xianlong Wu
Title:	Chief Executive Officer and Chairman

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